July 2, 2025

Erez Zimmerman
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

       Re: ZOOZ Power Ltd.
           Registration Statement on Form F-3
           Filed June 24, 2025
           File No. 333-288280
Dear Erez Zimmerman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Daniel L. Goldberg, Esq.